[PRG-Schultz International, Inc. Letterhead]
October 29, 2007
Via EDGAR
Mr. Terence O’Brien
Branch Chief
Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	PRG-Schultz International, Inc. Form 10-K for Fiscal Year Ended December 31, 2006 Form 10-Q for the Fiscal Quarter Ended March 31, 2007 File No. 000-28000
Dear Mr. O’Brien:
     We are in receipt of your letter dated October 19, 2007, with respect to the additional comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission to the above-referenced reports filed by PRG-Schultz International, Inc. (the “Company”) under the Securities Exchange Act of 1934, as amended. We have reviewed the additional comment and will consider the Staff’s guidance in the Company’s future filings. If there is any additional information you need or if you have additional questions, please let us know.
Sincerely,
/s/ Peter Limeri
Peter Limeri
Chief Financial Officer and Treasurer